VANC Pharmaceuticals Inc. Suite 1128 – 789 West Pender Street Vancouver, British Columbia V6C 1H2

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 15, 2017

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of VANC Pharmaceuticals Inc. (the

"Company" or "VANC") will be held at 1000 – 925 West Georgia Street, Vancouver, British Columbia, on Friday, September

15, 2017 at 10:00 a.m. (Vancouver time) for the following purposes:

1.             to receive the audited financial statements of the Company for the financial year ended December 31, 2016,

together with the auditor’s report thereon;

2.             to elect directors of the Company for the ensuing year;

3.             to appoint Adam Sung Kim Ltd., Chartered Professional Accountants, as the Company’s auditor for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the auditor;

4.            to consider and, if deemed appropriate, to pass, an ordinary resolution to reͲapprove the Company's Stock

Option Plan, as more fully described in the accompanying management information circular dated August 16,

2017 (the "Information Circular"); and

5.             to   transact   such   other   business   as   may   properly   come   before   the   Meeting   or   any   adjournment(s)   or

postponement(s) thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. A copy of the Stock Option Plan is available upon request to any shareholder at no charge, or may be inspected at the Company's registered office during normal business hours until the date of the Meeting. Also accompanying this Notice are (i) a PINK form of proxy or voting instruction form, and (ii) a financial statement request form. Any adjournment(s) or postponement(s) of the Meeting will be held at a time and place to be specified at the Meeting.

Shareholders of record at the close of business on August 8, 2017, will be entitled to receive notice of and vote at the Meeting.   Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed PINK form of proxy indicating your voting instructions. A proxy will not be valid unless it is deposited at the office of Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not less than

48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. Alternatively, a proxy may be voted over the internet at www.investorvote.com, by facsimile within North America tollͲfree at 1Ͳ866Ͳ249Ͳ7775, or outside North America at 1Ͳ416Ͳ263Ͳ9524, or by telephone within North America toll free at 1Ͳ866Ͳ732Ͳ8683, or outside North America at 1Ͳ312Ͳ588Ͳ4290. If you are not a registered shareholder, please refer to the accompanying Information Circular for information on how to vote your shares.

DATED at Vancouver, British Columbia, this 16th day of August, 2017.

BY ORDER OF THE BOARD OF DIRECTORS:

/s/ Bob Sukhwinder S. Rai

Bob Sukhwinder S. Rai, CEO and Director

Registered shareholders unable to attend the Meeting are requested to date, sign and return their PINK form of proxy in the enclosed envelope or to vote by telephone or facsimile or using the internet in accordance with the instructions on the PINK form of proxy. If you are a nonͲregistered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.     Failure to do so may result in your shares not being eligible to be voted by proxy at the   Meeting.